THE JORDAAN LAW FIRM, PLLC
ATTORNEYS AND COUNSELORS AT LAW

2911 Turtle Creek Blvd.	JAKES JORDAAN: (972) 291-0705
Suite 300	CELL: (214) 202-7449
Dallas, Texas 75219	FACSIMILE: (972) 291-0715
JAKES@JORDAANLAW.COM

July 17, 2007

VIA EDGAR & FACSIMILE (202) 772- 9220

Ms. Jill Davis
Branch Chief
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	Azco Mining, Inc.
Item 4.02 Form 8-K
Filed on July 13, 2007
SEC File No. 001-12974

Dear Ms. Davis:

            On behalf of our client, Azco Mining, Inc. (“Azco” or the “Company”), we hereby respectfully respond to the comment letter from the Division of Corporate Finance, received on July 16, 2007, with respect to the above-referenced filings with the Securities and Exchange Commission. For the Staff’s convenience, we note below the comments raised and provide the Company’s responses thereto.

Comment 1.

Please describe to us the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures. See Item 307 of regulation S-B.

United States Securities and Exchange Commission
Division of Corporate Finance
July 17, 2007

Response:

For the reasons detailed below, the officers of the Company believes that the Company had appropriate disclosure controls and procedures in place notwithstanding the restatement of the financial statements for the quarters ended December 31, 2006, and March 31, 2007.

In this regard, the Company notes that its disclosure controls and procedures contemplate that, in accounting for complex transactions and/or complex accounting matters, such as the accounting for derivative instruments, the Company be advised by independent and qualified experts or consultants. In this regard, the Company utilized the professional consulting services of a certified public accounting firm to assist the Company in determining the proper application of United States generally accepted accounting principles with respect to its accounting of derivative financial instruments.

This certified public accounting firm is not the Company’s registered independent public accountant and has expertise in the area of accounting of derivative instruments. Various detailed derivative work papers from the consulting firm were submitted with the Company’s initial response to the Commission on April 25, 2007.

In connection with the Staff’s review of the Company’s registration statement, the Company and its consultant determined that an inadvertent error was made in that the correct application of accounting principles had not been applied in calculating a gain on the sale of property involving a financing lease payable derivative and settlement of the financing lease liability under Emerging Issues Task Force 00-19 (EITF 00-19), paragraph 10.

A further review of EITF 00-19, paragraph 10, determined that the accounting of the sale should be a two step process. As the warrants were exercised at the time of the sale for shares and not cash, the derivative liability at the time sale should be reclassified at the sale date to equity and not included in the overall calculation of the gain on settlement of the financing lease liability.

The issue on the elimination of remaining lease derivative financial liability was part of a complex and unorthodox transaction in the sale and settlement of a financing lease liability that was reviewed in detail by management and our consultant prior to the initial Interim Report Filing. The error in not treating it properly under EITF 00-19, paragraph 10, was an inadvertent error in connection with a complex and unorthodox matter.

The Company has been, and will continue to utilize, outside expertise on its derivative financing instruments reporting to provide reasonable assurance to management and

United States Securities and Exchange Commission
Division of Corporate Finance
July 17, 2007

officers on the reliability of financial reporting of derivative financial instruments and the inclusion of such instruments in the preparation of the Company’s financial statements. Accordingly based upon these previous actions taken by the Company, management believes that its controls and procedures were effective, despite the inadvertent error in a complex and unorthodox transaction that resulted in the restatements.

            Please note the enclosed acknowledgement from the Company. Please do not hesitate to call me or my partner, Patricia Jordaan, with any questions or comments.

Sincerely yours,

Jakes Jordaan

cc.	John Cannarella Donna Levy W. Pierce Carson Stephen J. Antol

United States Securities and Exchange Commission
Division of Corporate Finance
July 17, 2007

ACKNOWLEDGEMENT

Azco Mining, Inc. (the “Company”) hereby acknowledges that:

  The Company is responsible for the adequacy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
AZCO MINING, INC.

By:	/s/ W. Pierce Carson
W. Pierce Carson, President